UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 17, 2013: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2013.

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2013

Maroussi, Athens, Greece – May 17, 2013 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2013.

First Quarter 2013 Highlights:

•

Net loss of $4.6 million or $0.10 loss per share basic and diluted on total net revenues of $10.9 million. Adjusted net loss1 for the period was the same.

•

Adjusted EBITDA1 was $(0.1) million.

•

An average of 15.00 vessels were owned and operated during the first quarter of 2013 earning an average time charter equivalent rate of $8,718 per day.

•

Declared a quarterly dividend of $0.015 per share for the first quarter of 2013 payable on June 14, 2013 to shareholders of record on June 5, 2013. This is the thirty-first consecutive quarterly dividend declared.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first four months of 2013, both drybulk and containership markets appeared to be bottoming out. Renewal rates were just slightly higher than fixtures that were made during the last six months; however for expiring charters that had been concluded more than six months ago (mostly our drybulk vessels) renewal rates were lower than the previous ones. We do not see any significant improvement in the near term as deliveries of new vessels are to continue at a high rate eclipsing any demand growth. The current market information for supply and demand trends seems to indicate that in all likelihood a meaningful charter market recovery will have to wait the coming of 2014. Our chartering strategy is focused on keeping our vessels employed ideally with charters of short duration so our vessels could take advantage of any market recovery.

“On the investment front, the depressed charter market is starting to suggest that attractive investment opportunities for both sectors can be made as ship values appear to be bottoming out too. We continue to evaluate such opportunities and we intend to soon acquire additional vessels whilst possibly selling some of our older ships.  During the first quarter, we invested our remaining capital commitment of $6.25 million in Euromar, our joint venture with two private equity firms. Euromar has a young fleet of ten large feeder vessels and is in a position to expand further by acquiring 2-4 vessels worth $30-35 million, thus, benefiting from the current state of the containership market and the expected recovery.

__________________________

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

“Faithful to our strategy of paying meaningful dividends, our Board decided to continue paying a dividend of $0.015 per share which represents a yield of about 5.4% on the basis of our stock price on May 15, 2013.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2013 primarily reflect depressed state of the markets and the drydocking expenses that we incurred for the drydocking of 3 of our vessels. If we compare our results for the first quarter of 2013 with the same period of 2012, our net revenues declined by about $3 million and we incurred an additional $1.8 million of drydocking expenses for a total of $4.8 million difference, or about $0.11/ share,which explains the difference in the results between the two periods.

“Total daily vessel operating expenses, including management fees and general and administrative (“G&A”) expenses increased by 4.7% on a per vessel per day basis during the first quarter of 2013 as compared to the first quarter of 2012. This increase mainly reflects higher running expenses and higher G&A expenses per vessel because our fleet was reduced by about one vessel during the first quarter of 2013 as compared to the first quarter of 2012. Our drydocking expenses in the first quarter of 2013 were $1,343/day on a per vessel per day basis, a level that was significantly higher as compared to the $22/day for same period of 2012. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages.

“As of March 31, 2013, our outstanding debt is about $59.5 million versus restricted and unrestricted cash of about $35.9 million. We were in compliance with all our loan covenants.”

First Quarter 2013 Results:

For the first quarter of 2013, the Company reported total net revenues of $10.9 million representing a 21.7% decrease over total net revenues of $13.9 million during the first quarter of 2012. The Company reported losses for the period of $4.6 million as compared to a net loss of $9.0 million for the first quarter of 2012. The results for the first quarter of 2013 include a $0.5 million unrealized gain on derivatives as compared to $0.2 million unrealized gain on derivatives and trading securities for the same period of 2012; and a $0.4 million realized loss on derivatives compared to a $0.4 million realized loss in the same period of 2012.   Drydocking expenses of $1.8 million during the quarter were higher than the $0.03 million incurred in the first quarter of 2012 and refer to expenses for three of our vessels drydocked in the first quarter of 2013. Depreciation expense for the first quarter of 2013 was $4.3 million compared to $4.5 million during the same period of 2012. On average, 15.00 vessels were owned and operated during the first quarter of 2013 earning an average time charter equivalent rate of $8,718 per day compared to 15.92 vessels in the same period of 2012 earning on average $11,258 per day.

Adjusted EBITDA for the first quarter of 2013 was $(0.1) million, a 101.5% decrease from $4.9 million achieved during the first quarter of 2012. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2013 was $0.10, calculated on 45,319,605 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.28 for the first quarter of 2012, calculated on 31,910,518 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the unrealized gain and realized losses on derivatives, the adjusted loss per share for the quarter ended March 31, 2013 would have remained the same at $0.10 per share basic and diluted, compared to the loss, for the quarter ended March 31, 2012 of $0.00 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Jan-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	Baumarine Pool	Spot Earnings since February 2013
IRINI	Panamax	69,734		1988	TC ‘til June-13	$6,150
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Feb-14	$7,500
MONICA P	Handymax	46,667		1998	TC ‘til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING (ex-TASMAN TRADER)	1	22,568	950	1990	Available	Available
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Nov-13 +12 months in Charterers Option	$6,000 $8,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'til Feb-14	$6,000
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Aug-13	$6,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Mar-14 +12 months in Charterers Option	$6,500 $11,500
MARINOS	Handy size	23,596	1,599	1993	TC 'till Aug -13	$6,250
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Oct-13	$6,750
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til May-13	$6,950
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till May-13 + 6 months in Charterers Option	$6,725 $13,500
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

 Note: Charter duration indicates the earliest redelivery date unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (*). Generally, charterers have a range of 15 days to 3 of months to redeliver the vessels depending on the length of the charter.

Summary Fleet Data:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
FLEET DATA
Average number of vessels (1)	15.92	15.00
Calendar days for fleet (2)	1,441.0	1,350.0
Scheduled off-hire days incl. laid-up (3)	-	66.1
Available days for fleet (4) = (2) - (3)	1,441.0	1,283.9
Commercial off-hire days (5)	178.35	8.42
Operational off-hire days (6)	8.0	16.45
Voyage days for fleet (7) = (4) - (5) - (6)	1,254.7	1,259.0
Fleet utilization (8) = (7) / (4)	87.1%	98.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	87.6%	99.3%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.4%	98.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,258	8,718
Vessel operating expenses excl. drydocking expenses (12)	5,294	5,554
General and administrative expenses (13)	692	715
Total vessel operating expenses excl. dd expenses (14)	5,986	6,269
Drydocking expenses (15)	22	1,343

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels excluding drydocking expenses. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Friday, May 17, 2013 at 11:00 a.m. EDT, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote "Euroseas".

A replay of the conference call will be available until May 24, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the First Quarter 2013 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2012	2013
	(unaudited)	(unaudited)
Revenues
Voyage revenue	14,612,079	11,339,366
Related party revenue	60,000	60,000
Commissions	(742,508)	(487,743)
Net revenues	13,929,571	10,911,623

Operating expenses
Voyage expenses	621,808	249,076
Vessel operating expenses	6,312,953	6,257,587
Drydocking expenses	32,021	1,812,402
Depreciation	4,536,326	4,283,094
Net loss on sale of vessel	8,568,234	-
Management fees	1,315,863	1,240,725
Other general and administrative expenses	996,930	965,866
Charter termination fees and other income	(153,104)	-
Total operating expenses	22,231,031	14,808,750

Operating loss	(8,301,460)	(3,897,127)

Other income/(expenses)
Interest and finance cost	(530,825)	(479,340)
(Loss) / gain on derivatives	(287,076)	20,775
Unrealized gain on trading securities	39,782	-
Foreign exchange gain	3,258	6,695
Interest income	77,627	188,468
Other expenses, net	(697,234)	(263,402)
Equity earnings/(loss) in joint venture	38,388	(465,699)

Net loss	(8,960,306)	(4,626,228)
Loss per share, basic & diluted	(0.28)	(0.10)
Weighted average number of shares, basic & diluted	31,910,518	45,319,605

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2012	March 31, 2013
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	33,374,960	25,285,340
Trade accounts receivable	1,425,171	2,154,070
Other receivables, net	2,310,111	2,966,692
Due from related party	4,948,443	2,452,827
Inventories	1,812,636	2,046,741
Restricted cash Prepaid expenses Total current assets	926,011 273,080 45,070,412	1,584,772 421,015 36,911,457
Fixed assets:
Vessels, net	206,934,746	202,651,652
Long-term assets:
Restricted cash	9,000,000	9,000,000
Deferred charges, net	318,578	279,426
Investment in joint venture	16,989,061	22,773,361
Total long-term assets	233,242,385	234,704,439
Total assets	278,312,797	271,615,896

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	15,937,000	15,012,000
Trade accounts payable	2,438,716	3,216,627
Accrued expenses	1,143,626	1,464,628
Accrued dividends	36,424	45,820
Deferred revenue	1,093,317	961,961
Derivatives	1,718,438	1,288,297
Total current liabilities	22,367,521	21,989,333

Long-term liabilities:
Long term debt, net of current portion	45,644,000	44,451,000
Derivatives	675,130	643,357
Total long-term liabilities	46,319,130	45,094,357
Total liabilities	68,686,651	67,083,690

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 45,319,605 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	1,359,588 -	1,359,586 -

Additional paid-in capital	251,758,459	251,967,207
Accumulated deficit	(43,491,901)	(48,794,587)
Total shareholders' equity	209,626,146	204,532,206
Total liabilities and shareholders' equity	278,312,797	271,615,896

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2012	2013
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(8,960,306)	(4,626,228)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	4,536,326	4,283,094
Loss on sale of vessel	8,568,234	-
Amortization of deferred charges	34,171	50,281
(Earnings) / loss in investment in joint venture	(38,388)	465,699
Share-based compensation	199,423	208,746
Unrealized gain on derivatives	(156,887)	(461,914)
Unrealized gain on trading securities	(39,782)	-
Changes in operating assets and liabilities	(1,452,687)	1,695,654
Net cash provided by operating activities	2,690,104	1,615,332

Cash flows from investing activities:
Contribution to joint venture	(2,000,000)	(6,250,000)
Proceeds from sale of vessel	4,250,843	-
Change in restricted cash	(258,841)	(658,761)
Net cash provided by / (used in) investing activities	1,992,002	(6,908,761)

Cash flows from financing activities:
Dividends paid	(1,558,361)	(678,191)
Repayment of long-term debt	(4,538,000)	(2,118,000)
Net cash used in financing activities	(6,096,361)	(2,796,191)

Net decrease in cash and cash equivalents	(1,414,255)	(8,089,620)
Cash and cash equivalents at beginning of period	31,204,863	33,374,960
Cash and cash equivalents at end of period	29,790,608	25,285,340

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Net loss	(8,960,306)	(4,626,228)
Interest and finance costs, net (incl. interest income)	453,198	290,872
Depreciation	4,536,326	4,283,094
Unrealized & realized loss / (gain) on derivatives	287,076	(20,775)
Loss on sale of vessel	8,568,234	-
Adjusted EBITDA	4,884,528	(73,037)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Net cash flow provided by operating activities	2,690,104	1,615,332
Changes in operating assets / liabilities	1,452,687	(1,695,654)
Loss on derivatives (realized)	443,963	441,139
Gain / (loss) on trading securities and investment in joint venture, net	78,170	(465,699)
Share-based compensation	(199,423)	(208,746)
Interest, net	419,027	240,591
Adjusted EBITDA	4,884,528	(73,037)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / loss before interest, income taxes, depreciation, amortization, gain / loss on derivatives, and gain / loss from the sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S.  GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Net loss	(8,960,306)	(4,626,228)
Unrealized gain on derivatives	(156,887)	(461,914)
Unrealized gain on trading securities	(39,782)	-
Realized loss on derivatives	443,963	441,139
Loss on sale of vessel	8,568,234	-
Adjusted loss	(144,778)	(4,647,003)
Adjusted net loss per share, basic & diluted	(0.00)	(0.10)
Weighted average number of shares, basic & diluted	31,910,518	45,319,605

Adjusted Net loss and Adjusted Net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted Net loss to represent net loss before gain / loss in derivatives, unrealized gain on trading securities, and loss on sale of vessel. Adjusted Net loss and Adjusted Net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, and unrealized gain on trading securities, which items may significantly affect results of operations between periods.

Adjusted Net loss and Adjusted Net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP. The Company's definition of Adjusted Net loss and Adjusted Net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containerships, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 17, 2013

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President